FOR THE QUARTER ENDED MARCH 31, 2003

FIRST QUARTER REPORT TO SHAREHOLDERS	1

FINANCIAL HIGHLIGHTS

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and
per share information, unaudited)	2003	2002	% Change

Net income	$338	$334	1
Less: net income (loss) attributed to participating policyholders	2	(1)	N/A

Net income attributed to shareholders	$336	$335	–

PREMIUMS AND DEPOSITS:
Life and health insurance premiums	$2,012	$1,959	3
Annuity and pension premiums	828	561	48
Segregated fund deposits	4,481	4,567	(2)
Mutual fund deposits	346	296	17
ASO premium equivalents	214	212	1

Total premiums and deposits	$7,881	$7,595	4

FUNDS UNDER MANAGEMENT:
General fund	$79,087	$79,526	(1)
Segregated funds	56,508	62,688	(10)
Mutual funds	2,268	1,779	27
Other managed funds	3,714	2,690	38

Total funds under management	$141,577	$146,683	(3)

CAPITALIZATION:
Subordinated debt	$1,388	$1,414	(2)
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	–
Trust preferred securities issued by subsidiaries	724	786	(8)
Equity
Participating policyholders’ equity	94	99	(5)
Shareholders’ equity
Common shares	597	619	(4)
Shareholders’ retained earnings	8,028	7,866	2

Total capital	$11,831	$11,784	–

SELECTED KEY PERFORMANCE MEASURES:
Basic earnings per share	$0.73	$0.70
Diluted earnings per share	$0.72	$0.69
Return on shareholders’ equity (annualized)	15.8%	16.3%
Book value per share	$18.64	$17.58
Shares outstanding (in millions)
End of period	463	483
Weighted average – basic	463	482
Weighted average – diluted	466	486

MESSAGE TO SHAREHOLDERS

Manulife Financial reports 15.8 per cent

return on shareholders’ equity.

Manulife Financial Corporation reported shareholders’net income of $336 million for the first quarter of 2003, up slightly from $335 million in 2002. The positive impacts of good business growth, particularly in the Asian and Reinsurance Divisions, tight management of expenses and favourable claims experience in Canadian Group Benefits were moderated by the negative influences of continued depressed equity markets on the Company’s wealth management businesses and a stronger Canadian dollar.In addition,earnings this quarter were impacted by onetime costs associated with the proposed Canada Life acquisition and the first-time expensing of stock-based compensation.

First quarter earnings per share were $0.73, an increase of four per cent from the $0.70 reported last year. Return on shareholders’ equity was 15.8 per cent compared to 16.3 per cent for the same period last year.

Premiums and deposits were up four per cent to $7.9 billion for the first quarter compared to $7.6 billion in the first quarter of 2002. Excluding the impact of a strengthened Canadian dollar, first quarter premiums and deposits increased by eight per cent. Funds under management were $141.6 billion as at March 31, 2003.

The solid performance this quarter is especially gratifying given the extremely challenging conditions that prevailed during the period.Manulife continued to launch innovative new products in many of its markets, invest in several new customer service initiatives, expand the size and diversification of the distribution structure, and reduce expenses despite good growth in business volumes.

Manulife’s diversified business base and prudent approach to investments and risk management have been the key to the Company’s ability to deliver solid results. Management continues to remain optimistic about Manulife’s prospects for the future.

OPERATING HIGHLIGHTS

•	Manulife continues to be a leader in product innovation, developing new products that deliver superior value to its customers. In the United States, the Company expanded and enhanced its universal life insurance product portfolio.The new Venture Survivorship VUL product offers insurance protection plus growth potential while providing innovative guarantees that protect the policy from volatile markets. In Canada, Group Benefits introduced a new product, Drug Stop Loss Pooling, which insures plan sponsors against the costs of a catastrophic drug claim by a plan member or his/her dependent.

MFC 2003 Q1 Report 1

•	Manulife Japan signed an agreement with Nikko Securities,the largest distributor of variable annuities in Japan,to market our newly developed variable annuity product,“ManuHundred GW”at their offices nationwide. ManuHundred GW features five investment accounts that customers can choose from according to their preferred style of investing and tolerance for risk. Together with recent expansion into the bank channel, these new distribution channels for variable annuities are expected to deliver strong sales results in the coming months.

•	Capitalizing on recent changes in U.S. tax laws, Manulife USA launched an Individual(k) program, becoming one of the first variable annuity providers in this market. The Individual(k) program offers owner-only businesses complete flexibility in the establishment and maintenance of an individual 401(k) plan, with the added value of access to all of the benefits of Manulife USA’s variable annuities.

•	Reinsurance Division launched Avon Long Term Care Leaders, a specialized reinsurance intermediary and risk manager in the long-term care marketplace. This experienced business team has a reputation for innovative product design, stable premium development, sound and timely underwriting, and an unrivalled care coordination process. The demand for long-term health care is expected to increase significantly in the coming years as the population ages and there is increased pressure on public funding sources.

•	Manulife Financial’s continued strong growth in the U.S. small business market for 401(k) pension plan products was highlighted when the Company enrolled its one-millionth plan participant this quarter. Manulife is a leader in this market, with 25,000 plans.

•	Manulife Japan implemented a nationwide reorganization of its sales office infrastructure aimed at further growing sales and expanding the recruitment of sales representatives. Thirty-two former Branch Offices were consolidated into eight new Regional Offices. In addition, 153 Sales Offices have been enlarged and redesigned, combining the operations formerly housed in 260 Sales and Sub-sales Offices. Concurrently, the number of administrative field staff was reduced significantly as part of a cost-cutting initiative.

•	As part of its plan to diversify its investment portfolio, improve investment performance and enhance its brand recognition, Manulife Japan purchased 15 office buildings nationwide. Located in 10 cities across the country, including Tokyo, the total amount of the investment was approximately ¥28 billion (C$375 million). Manulife Japan plans to rename the buildings and install its signage.

•	Manulife Financial has won the International Association of Business Communicators Gold Quill Award for excellence in management of the communications related to its Indonesian operations.

DOMINIC D’ALESSANDRO
President and
Chief Executive Officer

2 MFC 2003 Q1 Report

KEY PERFORMANCE MEASURES

SHAREHOLDERS’ NET INCOME (Canadian $ in millions, unaudited)	BASIC EARNINGS PER SHARE (Canadian $, unaudited)	RETURN ON SHAREHOLDERS’ EQUITY (Canadian GAAP annualized %, unaudited)

PREMIUMS & DEPOSITS (Canadian $ in millions, unaudited)	FUNDS UNDER MANAGEMENT (Canadian $ in billions, unaudited)	CAPITAL (Canadian $ in millions, unaudited)

MFC 2003 Q1 Report 3

MANAGEMENT’S ANALYSIS OF OPERATIONS

NET INCOME

Manulife Financial Corporation reported shareholders’ net income of $336 million for the first quarter ended March 31, 2003, up slightly from $335 million in 2002 despite the impact of continued depressed equity markets on the Company’s wealth management businesses, including its effect on segregated fund guarantee reserves and fee income, and the negative impact of a strengthened Canadian dollar. In addition, the Company incurred $15 million after tax of one-time expenses related to the proposed acquisition of Canada Life, realized strong oil and gas income, and in the quarter, began expensing stock-based compensation. Earnings in the quarter were also impacted by good business growth,tight management of expenses, and favourable claims experience in Canada, partially offset by claims results in the U.S. which, while favourable, were lower than the strong experience of a year ago.

EARNINGS PER SHARE AND RETURN ON SHAREHOLDERS’ EQUITY

The first quarter earnings per share were $0.73 compared to $0.70 in 2002. For the three months ended March 31, 2003, return on shareholders’equity was 15.8 per cent compared to 16.3 per cent for the same period in 2002.

PREMIUMS AND DEPOSITS

First quarter premiums and deposits were $7.9 billion in 2003, up four per cent compared to $7.6 billion in the first quarter of 2002. Premiums and deposits increased by eight per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of fixed-income and group pension products in Canada and strong growth in the 401(k) pension business in the United States, partially offset by lower U.S. variable annuity deposits as a result of weak equity markets.

FUNDS UNDER MANAGEMENT

Funds under management decreased by three per cent to $141.6 billion as at March 31, 2003 compared to $146.7 billion as at March 31, 2002. General fund assets remained relatively unchanged at $79.1 billion from a year ago as business growth was offset by a $2.5 billion decline due to a strengthened Canadian dollar. Segregated fund assets decreased to $56.5 billion from $62.7 billion as at March 31, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were more than offset by reductions of approximately $12.3 billion as a result of lower equity markets and $3.9 billion due to a strengthened Canadian dollar.

CAPITAL

Total capital remained relatively unchanged at $11.8 billion as at March 31, 2003 compared to March 31, 2002. The small increase was primarily the result of net income in the past 12 months offset by the repurchase of 20 million common shares for $726 million, shareholder dividends and the impact of a strengthened Canadian dollar.

4 MFC 2003 Q1 Report

RESULTS OF OPERATIONS BY DIVISION

U.S. DIVISION

U.S. Division’s 2003 first quarter net income was $107 million, a reduction from the $118 million reported in the first quarter of 2002. Earnings in 2003 were dampened by claims experience which, while favourable, was lower than the strong claims results in the first quarter of 2002; the cumulative effect of continued equity market declines on fee income; the planned increase in costs from the start-up of the managed account and the 529 plan businesses; and by the weakened U.S. dollar. The impact of these items on earnings was mitigated by increased interest spreads, continued tight management of fixed expenses, and by improved margins and growth in core businesses. Premiums and deposits for the quarter of $4.7 billion were comparable to the first quarter of 2002 despite the impact of a weakened U.S. dollar. On a U.S. dollar basis, premiums and deposits increased four per cent. Strong growth in the 401(k) pension business and universal life insurance sales, along with variable annuity sales from the new Scudder distribution arrangement,were partially offset by lower variable annuity and variable insurance deposits as a result of weak equity markets. As at March 31, 2003, funds under management of $70.3 billion were eight per cent or $6.1 billion lower than a year ago. However, on a U.S. dollar basis, funds under management remained relatively unchanged as strong net policyholder cash flows over the past 12 months were offset by the impact of equity market declines.

CANADIAN DIVISION

Canadian Division shareholders’ net income of $94 million for the quarter was up marginally from the first quarter 2002 earnings of $93 million. Contributions from the 2002 Zurich Life acquisition and favourable claims experience in Group Benefits were offset by adverse claims experience in Individual Insurance and the impact of lower equity markets on the Division’s wealth management businesses and its effect on segregated fund guarantee reserves and fee income. Premiums and deposits were up 17 per cent to $1.8 billion in the first quarter of 2003 from $1.5 billion in the same period of 2002. This increase was driven by strong growth in the sales of Individual Wealth Management fixed-income products, excellent growth in Group Pensions’ sales and the acquisition of the Zurich Life’s individual insurance business in late March of 2002. Funds under management increased by $567 million to $35.3 billion as at March 31, 2003 from $34.7 billion as at the same time last year. This increase reflects positive net segregated and mutual fund policyholder cash flows over the last year and good growth of fixed-income savings and insurance businesses, partially offset by the impact of lower equity markets.

ASIAN DIVISION

Asian Division shareholders’net income increased by 10 per cent to $58 million in the first quarter of 2003 from $53 million in 2002. On a constant currency basis, shareholders’ net income increased by 16 per cent. The increase in earnings reflected business growth across the Division, particularly in the Hong Kong, Taiwan and Indonesia operations. Premiums and deposits increased by eight per cent to $747 million in the first quarter of 2003, from $691 million in 2002. Higher insurance premiums in Hong Kong and in all of the other Asian Division territories were offset by the impact of a strengthened Canadian dollar. Funds under management increased by 27 per cent to $11.0 billion as at March 31, 2003 from $8.6 billion in 2002. This increase was due

MFC 2003 Q1 Report 5

to business growth across the Division, particularly in the Hong Kong insurance and pension operations, an increase in institutional funds managed by Manulife Asset Management and mutual fund deposits in Indonesia over the past 12 months, partially offset by a strengthened Canadian dollar.

JAPAN DIVISION

Japan Division’s net income was $25 million in the first quarter of 2003, down from $30 million in the first quarter of 2002. The decrease in earnings reflected the prevailing depressed economic conditions in Japan, which has led to a decline in the size of the insurance market, lower interest rates and declining equity markets. This challenging business environment resulted in unfavourable investment performance and hindered growth in new sales. Premiums and deposits increased by 22 per cent in the first quarter to $466 million compared to the same quarter of 2002, reflecting significantly higher sales of the variable annuity product, ManuSolution,generated through the new bank distribution channel. Funds under management decreased by $1.0 billion to $12.5 billion as at March 31, 2003 compared to $13.5 billion as at March 31, 2002. Increases from policyholder premiums and deposits and the impact of a strengthened Japanese yen were more than offset by benefit payments and surrenders.

REINSURANCE DIVISION

Reinsurance Division reported net income of $57 million in the first quarter of 2003, an increase of 14 per cent over the $50 million reported in the first quarter of 2002. All lines of business contributed favourably to the strong results, particularly Property and Casualty Reinsurance, which experienced strong business growth over the prior year. Premiums of $183 million were $18 million or nine per cent lower than in the first quarter of 2002. Premium growth in the Property and Casualty Reinsurance line was more than offset by a reduction in the Life Reinsurance line due to the timing of client-reported premiums in the first quarter of 2002,and a weakened U.S. dollar. General fund assets of $3.9 billion as at March 31, 2003 remained relatively unchanged from a year ago as business growth was offset by the impact of a weakened U.S. dollar.

RISK MANAGEMENT

The Company’s risk management practices and key risk factors are outlined on pages 49 to 57 of the 2002 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

QUARTERLY DIVIDEND

On February 4, 2003, the Board of Directors declared a quarterly shareholders’ dividend of $0.18 per share on common shares of the Company, which was paid on March 19, 2003 to shareholders of record at the close of business on February 14, 2003.

6 MFC 2003 Q1 Report

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share data, unaudited)	2003	2002

Revenue
Premium income	$2,840	$2,520
Investment income	1,085	1,117
Other revenue	361	377

Total revenue	$4,286	$4,014

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$781	$741
Maturity and surrender benefits	913	1,186
Annuity payments	317	320
Policyholder dividends and experience rating refunds	212	209
Net transfers to segregated funds	101	435
Change in actuarial liabilities	479	(329)
General expenses	634	613
Commissions	308	304
Interest expense	62	54
Premium taxes	29	28
Non-controlling interest in subsidiaries	19	19
Trust preferred securities issued by subsidiaries	16	17

Total policy benefits and expenses	$3,871	$3,597

Income before income taxes	$415	$417
Income taxes	(77)	(83)

Net income	$338	$334

Net income (loss) attributed to participating policyholders	$2	$(1)

Net income attributed to shareholders	$336	$335

Net income	$338	$334

Weighted average number of common shares outstanding (in millions)	463	482
Weighted average number of diluted common shares outstanding (in millions)	466	486
Basic earnings per share	$0.73	$0.70
Diluted earnings per share	$0.72	$0.69

The accompanying notes are an integral part of these interim consolidated financial statements.

DOMINIC D’ALESSANDRO President and Chief Executive Officer	ARTHUR R. SAWCHUK Chairman of the Board of Directors

MFC 2003 Q1 Report 7

CONSOLIDATED BALANCE SHEETS

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2003	2002	2002

ASSETS
Invested assets
Bonds	$44,584	$46,677	$46,997
Mortgages	9,396	9,294	8,303
Stocks	6,940	6,898	6,994
Real estate	3,807	3,570	3,365
Policy loans	4,773	4,939	4,779
Cash and short-term investments	5,112	5,143	4,427
Other investments	1,198	1,041	737

Total invested assets	$75,810	$77,562	$75,602

Other assets
Accrued investment income	$925	$1,010	$975
Outstanding premiums	487	558	535
Future income taxes	66	132	379
Goodwill	597	634	590
Miscellaneous	1,202	1,299	1,445

Total other assets	$3,277	$3,633	$3,924

Total assets	$79,087	$81,195	$79,526

Segregated fund net assets	$56,508	$58,831	$62,688

LIABILITIES AND EQUITY
Actuarial liabilities	$54,335	$56,397	$54,804
Benefits payable and provision for unreported claims	2,511	2,693	2,479
Policyholder amounts on deposit	2,677	2,835	2,665
Deferred realized net gains	3,364	3,297	3,456
Banking deposits	1,766	1,437	942
Other liabilities	2,546	2,499	3,327

	$67,199	$69,158	$67,673
Subordinated debt	1,388	1,436	1,414
Non-controlling interest in subsidiaries	1,057	1,059	1,069
Trust preferred securities issued by subsidiaries	724	794	786
Equity
Participating policyholders’ equity	94	92	99
Shareholders’ equity
Common shares	597	596	619
Shareholders’ retained earnings	8,028	8,060	7,866

Total equity	$8,719	$8,748	$8,584

Total liabilities and equity	$79,087	$81,195	$79,526

Segregated fund net liabilities	$56,508	$58,831	$62,688

The accompanying notes are an integral part of these interim consolidated financial statements.

8 MFC 2003 Q1 Report

CONSOLIDATED STATEMENTS OF EQUITY

For the three months ended March 31		Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2003	2002

Operating retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income	2	336	338	334
Shareholder dividends	–	(83)	(83)	(68)
Transfer of participating policyholders’ retained earnings from acquisition	–	–	–	38

Balance, March 31	$94	$7,976	$8,070	$7,696

Contributed surplus
Balance, January 1	$–	$–	$–	$–
Change during the period	–	3	3	–

Balance, March 31	$–	$3	$3	$–

Currency translation account
Balance, January 1	$–	$337	$337	$287
Change during the period	–	(288)	(288)	(18)

Balance, March 31	$–	$49	$49	$269

Retained earnings	$94	$8,028	$8,122	$7,965

Common shares
Balance, January 1	$–	$596	$596	$614
Common shares issued on exercise of options	–	1	1	5

Balance, March 31	$–	$597	$597	$619

Total equity	$94	$8,625	$8,719	$8,584

The accompanying notes are an integral part of these interim consolidated financial statements.

MFC 2003 Q1 Report 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31
(Canadian $ in millions, unaudited)	2003	2002

Operating activities
Operating cash inflows
Premiums and annuity considerations	$2,911	$2,468
Investment income received	1,094	1,119
Other revenue	361	377

Total operating cash inflows	$4,366	$3,964

Operating cash outflows
Benefit payments	$2,200	$2,188
Insurance expenses and taxes	1,061	961
Dividends paid to policyholders	212	209
Net transfers to segregated funds	101	435
Change in other assets and liabilities	(291)	215

Total operating cash outflows	$3,283	$4,008

Cash provided by (used in) operating activities	$1,083	$(44)

Investing activities
Purchases and mortgage advances	$(11,277)	$(13,500)
Disposals and repayments	9,914	12,730
Cash received from acquisition of business, net of cash paid	–	(103)

Cash used in investing activities	$(1,363)	$(873)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$224	$210
Banking deposits, net	329	173
Shareholder dividends	(83)	(68)
Borrowed (repaid) funds, net	(1)	(1)
Common shares issued on exercise of options	1	5

Cash provided by financing activities	$470	$319

Cash and short-term investments
Decrease during the period	$190	$(598)
Currency impact on cash and short-term investments	(249)	(11)
Balance, January 1	4,908	4,761

Balance, March 31	$4,849	$4,152

COMPOSITION OF CASH AND SHORT-TERM INVESTMENTS
Beginning of period
Gross cash and short-term investments	$5,143	$4,995
Net payments in transit, included in other liabilities	(235)	(234)

Net cash and short-term investments, January 1	$4,908	$4,761

End of period
Gross cash and short-term investments	$5,112	$4,427
Net payments in transit, included in other liabilities	(263)	(275)

Net cash and short-term investments, March 31	$4,849	$4,152

The accompanying notes are an integral part of these interim consolidated financial statements.

10 MFC 2003 Q1 Report

SEGREGATED FUNDS

CONSOLIDATED STATEMENTS OF NET ASSETS

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2003	2002	2002

Investments, at market values
Bonds	$3,968	$3,698	$2,899
Stocks	48,473	51,014	56,538
Mortgages	–	26	–
Real estate	–	–	2
Cash and short-term investments	4,074	4,119	3,385
Accrued investment income	11	10	10
Other assets (liabilities), net	(18)	(36)	(146)

Total segregated fund net assets	$56,508	$58,831	$62,688

Composition of segregated fund net assets:
Held by Policyholders	$56,132	$58,450	$62,247
Held by the Company	376	381	441

Total segregated fund net assets	$56,508	$58,831	$62,688

SEGREGATED FUNDS

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the three months ended March 31
(Canadian $ in millions, unaudited)	2003	2002

Additions
Deposits from policyholders	$4,507	$4,886
Net realized and unrealized investment gains (losses)	(1,683)	17
Interest and dividends	259	242
Net transfers from general fund	101	435
Funds acquired	–	40
Currency revaluation	(3,525)	6

Total additions (reduction)	$(341)	$5,626

Deductions
Payments to policyholders	$1,776	$1,924
Management and administrative fees	206	220

Total deductions	$1,982	$2,144

Net increase (reduction) to segregated funds for the period	$(2,323)	$3,482
Segregated fund net assets, January 1	58,831	59,206

Segregated fund net assets, March 31	$56,508	$62,688

The accompanying notes are an integral part of these interim consolidated financial statements.

MFC 2003 Q1 Report 11

NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions unless otherwise stated, unaudited)

NOTE 1 Significant Accounting Policies

Manulife Financial Corporation (the “Company”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2002 Annual Report and should be read in conjunction with the Annual Report.

NOTE 2 Stock-Based Compensation

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $3 during the first quarter of 2003.

As at March 31, 2003, there were 14 million outstanding stock options and deferred share units.

During the quarter,the Company established a new Restricted Share Unit (“RSU”) plan and granted 969 thousand RSUs to certain eligible employees. RSUs represent phantom common shares of the Company that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in three years and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $1 for the quarter ended March 31, 2003.

NOTE 3 New and Future Accounting Changes

The Canadian Institute of Chartered Accountants issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not have a significant impact on the Company’s financial position or results of operations.

NOTE 4 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management

12 MFC 2003 Q1 Report

services with respect to the Company’s general fund assets,segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

BY SEGMENT
For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended March 31, 2003	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$502	$624	$361	$342	$183	$–	$2,012
Annuities and pensions	549	255	24	–	–	–	828

Total premium income	$1,051	$879	$385	$342	$183	$–	$2,840
Investment income	449	403	76	33	60	64	1,085
Other revenue	243	67	29	5	11	6	361

Total revenue	$1,743	$1,349	$490	$380	$254	$70	$4,286

Interest expense	$4	$18	$12	$1	$1	$26	$62

Income (loss) before income taxes	$143	$119	$64	$31	$72	$(14)	$415
Income taxes	(36)	(25)	(4)	(6)	(15)	9	(77)

Net income (loss)	$107	$94	$60	$25	$57	$(5)	$338

Amortization of realized and unrealized gains	$25	$18	$1	$2	$1	$35	$82

Segregated fund deposits	$3,648	$466	$243	$150	$–	$–	$4,507

As at March 31, 2003
Actuarial liabilities	$21,611	$18,365	$4,084	$8,821	$916	$538	$54,335

Funds under management
General fund	$25,154	$25,613	$6,128	$11,806	$3,923	$6,463	$79,087
Segregated funds	45,110	8,305	2,426	667	–	–	56,508
Mutual funds	–	1,352	916	–	–	–	2,268
Other managed funds	–	–	1,497	–	–	2,217	3,714

BY GEOGRAPHIC LOCATION
For the three months ended March 31, 2003	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$578	$635	$703	$96	$2,012
Annuities and pensions	549	255	24	–	828

Total premium income	$1,127	$890	$727	$96	$2,840
Investment income	482	479	110	14	1,085
Other revenue	250	68	36	7	361

Total revenue	$1,859	$1,437	$873	$117	$4,286

MFC 2003 Q1 Report 13

BY SEGMENT
For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended March 31, 2002	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$497	$579	$313	$369	$201	$–	$1,959
Annuities and pensions	370	164	27	–	–	–	561

Total premium income	$867	$743	$340	$369	$201	$–	$2,520
Investment income	460	418	88	34	59	58	1,117
Other revenue	251	77	24	7	13	5	377

Total revenue	$1,578	$1,238	$452	$410	$273	$63	$4,014

Interest expense	$4	$12	$10	$1	$–	$27	$54

Income (loss) before income taxes	$161	$120	$54	$44	$63	$(25)	$417
Income taxes	(43)	(28)	(1)	(14)	(13)	16	(83)

Net income (loss)	$118	$92	$53	$30	$50	$(9)	$334

Amortization of realized and unrealized gains	$27	$24	$8	$–	$1	$46	$106

Segregated fund deposits	$3,921	$375	$257	$333	$–	$–	$4,886

As at March 31, 2002
Actuarial liabilities	$21,947	$18,060	$3,971	$9,635	$1,067	$124	$54,804

Funds under management
General fund	$25,784	$23,760	$5,490	$13,046	$4,033	$7,413	$79,526
Segregated funds	50,608	9,597	2,069	414	–	–	62,688
Mutual funds	–	1,346	433	–	–	–	1,779
Other managed funds	–	–	624	–	–	2,066	2,690

BY GEOGRAPHIC LOCATION
For the three months ended March 31, 2002	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$594	$591	$682	$92	$1,959
Annuities and pensions	370	164	27	–	561

Total premium income	$964	$755	$709	$92	$2,520
Investment income	488	489	122	18	1,117
Other revenue	256	77	33	11	377

Total revenue	$1,708	$1,321	$864	$121	$4,014

NOTE 5 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

14 MFC 2003 Q1 Report

STATISTICAL SUMMARY
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2003				2002
	Q1	Q4	Q3	Q2	Q1

Net income	338	369	324	343	334
Less: net income (loss) attributed to participating policyholders	2	(3)	(3)	(1)	(1)

Net income attributed to shareholders	336	372	327	344	335

Premiums and deposits:
Life and health insurance premiums	2,012	2,146	2,161	2,076	1,959
Annuity and pension premiums	828	619	665	592	561
Segregated fund deposits	4,481	4,158	3,758	4,223	4,567
Mutual fund deposits	346	253	291	349	296
ASO premium equivalents	214	214	211	223	212

Total premiums and deposits	7,881	7,390	7,086	7,463	7,595

Funds under management:
General fund	79,087	81,195	80,493	78,284	79,526
Segregated funds	56,508	58,831	53,966	56,906	62,688
Mutual funds	2,268	2,167	1,988	1,889	1,779
Other managed funds	3,714	3,982	2,801	2,753	2,690

Total funds under management	141,577	146,175	139,248	139,832	146,683

Capitalization:
Subordinated debt	1,388	1,436	1,433	1,400	1,414
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries	724	794	781	763	786
Equity
Participating policyholders’ equity	94	92	95	98	99
Shareholders’ equity
Common shares	597	596	600	620	619
Shareholders’ retained earnings	8,028	8,060	7,868	7,998	7,866

Total capital	11,831	11,978	11,777	11,879	11,784

Selected key performance measures:
Basic earnings per share	$0.73	$0.80	$0.69	$0.71	$0.70
Diluted earnings per share	$0.72	$0.80	$0.69	$0.71	$0.69
Return on shareholders’ equity (annualized)	15.8%	17.2%	15.2%	16.1%	16.3%
Book value per share	$18.64	$18.71	$18.13	$17.86	$17.58
Market value to book value ratio	1.89	1.84	1.85	2.44	2.49
Market capitalization ($ billions)	16.3	15.9	15.6	21.1	21.1
Shares outstanding (in millions)
End of period	463	463	467	483	483
Weighted average – basic	463	463	474	483	482
Weighted average – diluted	466	466	477	487	486

MFC 2003 Q1 Report 15

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION HEAD OFFICE 200 Bloor Street East Toronto, ON Canada M4W 1E5 Tel: (416) 926-3000 Fax: (416) 926-5454 Web site: www.manulife.com	INVESTOR RELATIONS
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
7th Floor
Toronto, ON Canada
M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

TRANSFER AGENT AND REGISTRAR

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

TRANSFER AGENT IN CANADA
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary	TRANSFER AGENT IN THE UNITED STATES
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-783-9768
e-mail: inquiries@cibcmellon.com

TRANSFER AGENT IN HONG KONG
Computershare Hong Kong
Investor Services Limited
Shops 1712 — 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628	TRANSFER AGENT IN THE PHILIPPINES
The Hong Kong and Shanghai Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691	AUDITORS Ernst & Young LLP Chartered Accountants Toronto, Canada MFC REPORT TO SHAREHOLDERS This Report to Shareholders is also available online at www.manulife.com

RATINGS

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2003, Manulife Financial had capital of Cdn $11.8 billion, including Cdn $8.6 billion of shareholders’ equity. Manufacturers Life’s financial strength and claims paying rating are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

STOCK TRADING DATA

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at March 31, 2003, there were 463 million shares outstanding.

Jan 1 – March 31, 2003	Toronto	New York	Hong Kong	Philippines

High	$38.30	25.74	197	1,370
Low	$33.90	21.80	174	1,150
Close	$35.15	23.93	187	1,280
Average Daily Volume (000)	1,650	217	16	2
	Canadian $	United States $	Hong Kong $	Philippine Pesos

16 M F C 2003 Q1 Report

CONSENT TO RECEIVE DOCUMENTS ELECTRONICALLY

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your e-mail address.

The information provided is confidential and will not be used for any purpose other than that described.

PLEASE PRINT

Shareholder Name: _____________________________________________

Contact Phone Number: ( __________ ) _____________________________

Shareholder e-mail Address: ______________________________________

Shareholder signature: __________________________________________

Date: _________________________________

ELECTRONIC DOCUMENTS NOW AVAILABLE FROM MANULIFE FINANCIAL

Manulife Financial is pleased to introduce Electronic Documents. Access the information when you want, no more waiting for the mail. If this suits your needs, we would like you to take advantage of this new service.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 16.

TO RECEIVE DOCUMENTS ELECTRONICALLY COMPLETE AND MAIL THE FORM ON THE REVESE AND RETURN BY MAIL TO OUR TRANSFER AGENT (LISTED ON PAGE 16).